

恒 基 兆 業 地 產 有 限 公 司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

82-1561



04036806

Our Ref.:   HASE/JY/HL/03502

26th August, 2004

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Change of Registered Office

We wish to inform you that the registered office of the Company was changed to 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong with effect from 25th August, 2004.

Yours faithfully,

John Yip
Company Secretary

JY/pm

JW 9/13



恒 基 兆 業 地 產 有 限 公 司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Our Ref.: HASE/JY/HL/03535

1st September, 2004

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Announcement:
Appointment of Independent Non-executive Directors and
Members of the Audit Committee

We enclose for your information a copy of the Company's announcement on 31st August, 2004 in relation to the supplemental information on Mr. Kwong Che Keung, Gordon's and Dr. Wu Shu Chih, Alex's directorships in listed public companies, which has been advertised in newspapers on 31st August, 2004.

Yours faithfully,

John Yip
Company Secretary

Encl.

JY/pm

 **HENDERSON LAND DEVELOPMENT COMPANY LIMITED**
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0012)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTORS
AND
MEMBERS OF THE AUDIT COMMITTEE

> Supplemental information on Mr. Kwong Che Keung, Gordon's and Dr. Wu Shu Chih, Alex's directorships held in listed public companies in the last three years.

Reference is made to the announcement of Henderson Land Development Company Limited (the "Company") dated 20th August, 2004 (the "Announcement") relating to the appointment of Mr. Kwong Che Keung, Gordon ("Mr. Kwong") and Dr. Wu Shu Chih, Alex ("Dr. Wu") as independent non-executive directors and members of the Audit Committee of the Company with effect from 19th August, 2004 (the "Date of Appointment").

The Announcement contained the information that Mr. Kwong and Dr. Wu were also appointed independent non-executive directors and members of the Audit Committee of Henderson Investment Limited and Henderson China Holdings Limited with effect from 19th August, 2004, both subsidiaries of the Company.

Mr. Kwong is a non-executive director of COSCO Pacific Limited and COSCO International Holdings Limited and also serves as an independent non-executive director of a number of Hong Kong listed public companies. The Company would like to provide supplemental information on the Hong Kong listed public companies that Mr. Kwong also serves as an independent non-executive director, which, at the date hereof and at the Date of Appointment, are as follows:

Tianjin Development Holdings Limited

Beijing Capital International Airport Company Limited

Vision Century Corporation Limited

NWS Holdings Limited

China Oilfield Services Limited

Concepta Investments Limited

China Chengtong Development Group Limited

Global Digital Creations Holdings Limited

Ping An Insurance (Group) Company of China, Ltd.

Quam Limited

Tom Online Inc.

New World Mobile Holdings Limited

In addition to Dr. Wu's directorships as disclosed in the Announcement, Dr. Wu also serves as a non-executive director of Alpha General (Holdings) Limited at the date hereof and at the Date of Appointment.

Except for the above and those contained in the Announcement, Mr. Kwong and Dr. Wu did not hold directorships in other listed public companies in the last three years before the Date of Appointment.

Other than the information disclosed, there are no other matters in relation to the appointment of Mr. Kwong and Dr. Wu that need to be brought to the attention of holders of securities of the Company.

By Order of the Board
John YIP Ying Chee
Secretary

Hong Kong, 31st August, 2004

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning, Lee Ka Shing, Patrick Kwok Ping Ho, Ho Wing Fun, John Yip Ying Chee and Suen Kwok Lam; (2) non-executive directors: Lee Tat Man and Kan Fook Yee; and (3) independent non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Gordon Kwong Che Keung, Alex Wu Shu Chih, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing).